April 16, 2006                                                                                                                        doc # ______

Securities and Exchange Commission
Michael K. Pressman, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.Washington, D.C. 20549
work--(202) 551-3345
work fax--(202) 772-9203
pressmanm@sec.gov

RE: Comments on your March 31, 2006 letter faxed to me

Concerning: File No. File No. 001-08957

Via EDGAR and fax to 202-772-9203

Dear Mr. Pressman:

Here are my comments and feedback on the fifteen items you listed in regard to the Preliminary Proxy Statement I filed on the behalf of Richard Foley, Terry Dayton and myself.  I will fax you changes to our revised preliminary that will have all lines numbered and marked to track changes made in MS Word. My comments will refer to these line numbers.

So, here we go-->

General

1.  When we filed our first preliminary proxy statement with the SEC on March 20, 2006, we had not filed all the documents on www.votepal.com for various reasons.  For starters, our proxy contest hadn't started yet, which we define as filing a definitive proxy statement.  Obviously, we won't do that until the Staff is comfortable with its thorough review of our preliminary proxy statement(s).  There was some talk by the CHALLENGERS of withdrawing our contest before going definitive. Our view is that this violation would occur only AFTER we file a definitive proxy statement, and then failed to disclose applicable documents and scripts.  Therefore, we do NOT believe we were/are in violation of Rule 14a-12.  Before we go Definitive, to the best of our ability, we'll try to have made all 14a-12 disclosures.

But I need some guidance here.  Next year, we can file additional definitive material BEFORE we file a preliminary proxy statement.  It just seemed more logical to do it as the Staff's review of our preliminary is under way.

As I'm sure you noticed on EDGAR, we have begun filing most linked documents on votepal.com/.  We do assert that most of the material in the archives link http://www.votepal.com/archives.html/ has been previously EDGAR-ed from our three previous contests in years 2003, 2004 and 2005.  We feel it is redundant and unnecessary to re-EDGAR all these documents.  Shareholders can go back through our previous SEC filings to find this material disclosed with the SEC, besides viewing it on votepal.com.  We would like to keep this link active and working so a history of our contests is more readily available to investors.  Trying to find specific info on EDGAR is VERY difficult.  Respective to our contest, we feel stockholders will be better served by looking at votepal.com/.  Do you agree?

Additionally, remember that shutting down the Archives link on votepal won't stop documents there being available on other websites that we are not aware of that have linked to our material.  The Internet is a very organic technology, and subconsciously seems to find a way around any constraint that humans try to put on it.

We have filed a legend on the main frame of votepal.com identifying the participants and encouraging security holders to read the proxy statements.

2.  EDGAR does not allow any .htm URL links.  After I file our revised preliminary proxy statement, I'll set up the links to activate on votepal.com.  These links will be active no later than April 20 (I'm on the road working next week, and I can't be certain they'll be working by Monday, April 17).  We weren't even sure the Staff was going to allow this; that's why I didn't immediately activate the links on our first preliminary proxy statement.  All documents we link to will be filed with EDGAR accordingly.  BEFORE we go Definitive, I'll be sure all links in our proxy statement on votepal will be hot and working.

Cover Page

3.  14a-6(m) says:  "Cover page.Proxy materials filed with the Commission shall include a cover page in the form set forth in Schedule 14A. The cover page required by this paragraph need not be distributed to security holders."  The example in the regulation shows the space following the word "Amendment" blank.  So I removed "3" on line eight.

4.  I have added all AAG CHALLENGER candidates as filing parties on line 54.  I also updated the Date on line 57 to April 17, 2006.

5.  I inserted a horizontal line and a page break to ensure our table of contents does not appear on our cover page.  I will ensure this reformatting appears in the next EDGAR filing of our preliminary proxy statement and when posted on votepal.

V.  How We Plan to Solicit

6.  When we finish this contest –– our fourth –– we plan to write a letter to Chairman Christopher Cox and all the SEC Commissioners regarding an agreement to set certain ground rules on affordable proxy contests like ours that have been established by the Staff.  The number one ground rule being that Rule 14a-3 IS satisfied in an Internet-only solicitation by the ballot card and VIF ONLY available by clicking on a link connected to the proxy statement.

When you click on www.proxyvote.com and enter your PIN from the email notification of an electronic delivery of proxy materials, the ballot card is staring you right in the face.  The link to the proxy statement is sometimes hard to find on ADP's webpage. Plus, on EDGAR, you can't "hide" the ballot card behind a link.  It is attached at the end of the proxy statement because it is required to be disclosed, obviously. And finally, when a proxy statement is mailed, the Staff cannot assure that the security holder will read it before voting.  (You can lead a horse to water but you can't make it drink).  For these reasons, we feel the way we're making our proxy statement and proxy card available on votepal (and the way we've done it in the past under Staff scrutiny) meets the requirement of the regulation to be "concurrently or previously furnished".

Remember, around 85 percent of the stock of the AAG is owned by large institutional investors.  (We tried to get the shareholders' list in years past, but the AAG wants a lot of money for it, and we feel it's not worth the expense and time to try and get it right now.)  When we solicit mostly the Institutionals, we will send them to the link on our site which leads to our proxy statement.  As we say on lines 236-238:  "We will email the CHALLENGER Preliminary Proxy Statement to any stockholder who requests it. We will send the email with an electronic 'return receipt requested' and keep a record of these verifications to prove the stockholder received our proxy materials."

This was satisfactory to the Staff last year, yet each year we seem to be trying to reinvent various parts of the wheel here.  That's why we plan to write the Commissioners, so the Staff and other Challengers can have clear guidance on precedents that have already been established.  This process should be made easier ––not harder –– as the SEC and investors get more experience with affordable proxy contests.

7.  To partially answer this question, refer to my comments above.  On lines 245-246, we have clarified a "certified request" to be: (certified meaning proof that the requester is an AAG stockholder).

8.  Line 250.  Deleted "qualified" and inserted "AAG stockholder(s)".

VII.b.  How do I cast my vote using the CHALLENGERS' proxy card and voting instruction form?

9.  Lines 343-344:  Deleted reference to "Commission".  Regarding Equiserve, this company was the proxy vendor that the AAG hired to administer the 401(k) share vote in 2005.  This year ADP will be doing all the stock voting and EquiServe will not be involved.  I have deleted "on behalf of the Company-AAG's stockholders" on line 345 and inserted the CHALLENGER proxy ballot card or VIF.

10.  Lines 370-373.  Added links to EDGAR-ed documents regarding our ongoing NYSE arbitration.

No. 4 Adopt a Simple Majority Vote

11.  We believe a confirmatory vote on Proposals 4 and 5 by the stockholders on the actions the board has taken or may take to amend the AAG's bylaws and certificate of incorporation is a good thing.  Our position –– a YES vote –– is much more consistent with the actions the board has taken than what vote the board is recommending, a NO vote.  The AAG board has amended its bylaws, but is only proposing to amend its certificate of incorporation, even in the face of a super-majority vote to declassify the board that won last year.  Additionally, I have recently talked to both shareholder proposalists, and they have said they do NOT agree to withdraw these proposals, and wish a stockholder vote to proceed.  So we are honoring their wishes in our proxy statement.

12.  It is our position that proposals 4 and 5 do not overlap and are unique.  The former deals with an amendment to Article 10 Special Voting of the restated certificate of incorporation regarding a "controlling stockholder" beneficially owning more than 15% of the shares and how this relates to various activities such as merger and acquisition.  Proposal 5 deals with an amendment to the bylaws regarding what percent of the vote shares is required to amend the bylaws.

No. 6 Majority Vote Standard for the Election of Directors

13.  Please reference my comments under number 11 above, which apply to Proposal No. 6.

IX.  Participants in the Solicitation

14.  Mr. John Furqueron and Mr. Brian Hollister are sponsors of their respective proposals.  They have not consented to be participants in our solicitation, and are leaving the soliciting of votes for their proposals in the hands of the named and consenting AAG CHALLENGER participants.

XIII.  Proxy Card and Voting Instruction Form

15.  I have listed the CHALLENGER XIII. PROXY CARD AND VOTING INSTRUCTION FORM under a new heading: APPENDIX TO CHALLENGER PRELIMINARY PROXY STATEMENT, and have inserted a horizontal line and a page break.  When we go "Definitive", we will delete the proxy card and VIF from our Definitive proxy statement on votepal, and put it in a link that can ONLY be accessed by linking first to the Definitive proxy statement.  (Obviously, on EDGAR, I can't do that).

I note that the AAG's Definitive on Apr. 14 contains its ballot card and VIF at the end of the filing.  As I understand it, EDGAR filing regulations require that ballot cards and VIFs always be disclosed.  Again, you can't force a stockholder to read the proxy statement before they access the ballot card.  All you can do is properly disclose and then trust the stockholders to take it from there…

Mcs. Notes

We changed our reference to the AAG's proxy statement to show they went Definitive on April 14, 2006.

On Line 265-270 , we added the following par.:

And remember, in this great land of America, we enjoy many individual rights, a big one being the guaranteed right of free speech under the U.S. Constitution.  You have the right to take our proxy materials and the-Company AAG's and share them with fellow stockholders as you partake in another sacred right –– the right to VOTE!  Another important right of stockholders is the right to assign your right to vote –– called a legal form of proxy –– to another person.  More on how to do this further down in our proxy statement.

And finally, regarding obtaining legal forms of proxy for either 401(k)-ers or beneficial holders: we have established that a stockholder can very simply give another stockholder his proxy by disclosing his electronic PIN and VC# to another stockholder.  Richard and I demonstrated this last Friday, April 14, after we finished our conversation with you.

My wife Donelle, my son Tyler, my daughter-in-law Tricia and myself electronically voted on ADP's www.proxyvote.com respectively stock that Richard owns in the following companies: Janus Corporation, Norfolk Southern Corporation, Union Pacific Corporation, and Newmont Mining Corporation.  There was no need to click on a materially false link on ADP's proxy cards that says "I plan to attend the meeting" in order for Richard to obtain a legal form of proxy (that might take weeks for ADP to mail) in order for the four of us to exercise Richard's verbal proxy.  We exercised Richard's right to name us as his proxies and voted this stock in a matter of minutes –– and with no paperwork required.  The electronic system is already set up to handle stockholders giving other people their proxies to vote what they own.  Why aren't stockholders empowered to use it?

And more to the point in this election:  Since stockholders can already transfer their proxies to whomever they designate electronically, why have AAG stockholders not been provided the notice of where and how they can transfer that proxy electronically to vote for CHALLENGERS?  After all, what is the cost to the AAG to add the www.votepal.com link in the AAG's proxy statement and/or on its websites?  The fact that this is not being disclosed, appears to us to be more "gaming the system" with AAG management giving no regard for truthfully communicating with their shareholders.

On Monday, we will overnight mail a letter to Harriet Smith Windsor, who is the Secretary of State of Delaware, calling her attention to these obstructions to proxy voting by the AAG and other corporations chartered in her state.  What corporations, the NYSE and ADP are saying and publicizing about how to vote and obtain legal forms of proxy is just flat wrong.

I hit the road on a four-day trip starting today, Sunday.  I will email and fax this letter to you as I leave, and EDGAR it under private correspondence on Monday.  I will also email a Word formatted document of our second preliminary with changes tracked on Sunday.  I will attempt to fax this, but sometimes I have trouble faxing a long document.  My plan is to EDGAR our revised preliminary on Monday or Tuesday.

Thanks again for all your help and the Staff's guidance.

Sincerely,

Steve Nieman
15204 NE 181st LoopBrush Prairie, WA 98606
stevenieman@mac.com || home (360) 687-3187 || fax: (360) 666-6483

email cc: Richard Foley; Terry Dayton; Bill Davidge